SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. 1)

                                EMCOR GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    29084Q100
                                 (CUSIP NUMBER)

                          BAY HARBOUR MANAGEMENT, L.C.
                          TOWER INVESTMENT GROUP, INC.
                               STEVEN A. VAN DYKE
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                              DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 3, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]


                      (Continued on the following pages)
                              (Page 1 of 22 Pages)

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                  Page 2 of 22 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Steven A. Van Dyke

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS                                            OO, PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------

 Number of
  Shares           7   SOLE VOTING POWER                         30,600
                ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                    1,333,367
   Owned by
                ----------------------------------------------------------------

 Each Reporting    9   SOLE DISPOSITIVE POWER                    30,600
                ----------------------------------------------------------------

  Person With      10  SHARED DISPOSITIVE POWER               1,333,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,363,967
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                          IN, HC
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                  Page 3 of 22 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Douglas P. Teitelbaum

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------

 Number of
  Shares           7   SOLE VOTING POWER                         -0-
                ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                 1,333,367
   Owned by
                ----------------------------------------------------------------

 Each Reporting    9   SOLE DISPOSITIVE POWER                    -0-
                ----------------------------------------------------------------

  Person With      10  SHARED DISPOSITIVE POWER            1,333,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,333,367
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                          IN, HC
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                  Page 4 of 22 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Tower Investment Group, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    59-2924229
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------

 Number of
  Shares           7   SOLE VOTING POWER                         -0-
                ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       1,333,367
   Owned by
                ----------------------------------------------------------------

 Each Reporting    9   SOLE DISPOSITIVE POWER                    -0-
                ----------------------------------------------------------------

  Person With      10  SHARED DISPOSITIVE POWER                  1,333,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,333,367
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              HC
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                  Page 5 of 22 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Bay Harbour Management, L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    59-3418243
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------

 Number of
  Shares           7   SOLE VOTING POWER                      222,000
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                  1,111,367
   Owned by
                ----------------------------------------------------------------

 Each Reporting    9   SOLE DISPOSITIVE POWER                 222,000
                ----------------------------------------------------------------

  Person With      10  SHARED DISPOSITIVE POWER             1,111,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,333,367
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              IA
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 6 of 22 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Bay Harbour Investments, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                            -0-
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       360,479
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                       -0-
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER                  360,479
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     360,479
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 7 of 22 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Bay Harbour 90-1, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                      340,650
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                 340,650
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     340,650
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              PN
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 8 of 22 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                  Trophy Hunter Investments, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                      380,000
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                 380,000
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER                  -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     380,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              PN
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 9 of 22 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Bay Harbour Partners, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                      364,888
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                 364,888
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER                  -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     364,888
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 10 of 22 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Trophy Hunter Partners, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                      6,000
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                 6,000
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER                  -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 11 of 22 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Bay Harbour 98-1, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                                  -0-
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       19,829
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                   -0-
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER             19,829
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,829
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 12 of 22 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Trophy Hunters, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                      -0-
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       380,000
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                 -0-
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER                  380,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     380,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              CO
--------------------------------------------------------------------------------

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on November 4, 1998 (the "Schedule 13D"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), Steven A. Van Dyke ("Van Dyke"), and Douglas P. Teitelbaum ("Teitelbaum"), and adds the following persons (herein referred to collectively with Bay Harbour, Tower, Van Dyke and Teitelbaum as the "Reporting Persons"): Bay Harbour 90-1, Ltd., Bay Harbour 98-1, Ltd., Trophy Hunter Investments, Ltd., Bay Harbour Investments, Inc., Trophy Hunters, Inc., Bay Harbour Partners, Ltd. and Trophy Hunter Partners, Ltd.


ITEM 2.  IDENTITY AND BACKGROUND

       Item 2 is hereby amended in its entirety to read as follows:

       This Statement is being filed by and on behalf of Bay Harbour, Tower, Van Dyke, Teitelbaum, Bay Harbour 90-1, Ltd., Bay Harbour 98-1, Ltd., Trophy Hunter Investments, Ltd., Bay Harbour Investments, Inc., Trophy Hunters, Inc., Bay Harbour Partners, Ltd. and Trophy Hunter Partners, Ltd.

         Bay Harbour Management, L.C. ("Bay Harbour") is a Florida limited company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. Tower Investment Group, Inc., a Florida corporation ("Tower"), is the majority stockholder of Bay Harbour. The principal business of each of Bay Harbour and Tower is investing in Securities. Steven A. Van Dyke, a resident of Florida and a United States citizen ("Van Dyke"), is a stockholder of Tower. Douglas P. Teitelbaum, a resident of New York and a United States citizen, is a stockholder of Tower. The executive officers and directors of Bay Harbour and Tower are as follows:

Name                              Address                          Occupation
----                              -------                          ----------

Steven A. Van Dyke            777 South Harbour Island             investment
                              Boulevard, Suite 270                 management
                              Tampa, Florida  33602

Douglas P. Teitelbaum         885 Third Avenue                     investment
                              34th Floor                           management
                              New York, New York  10022


         Each of Bay Harbour 90-1, Ltd., Bay Harbour 98-1, Ltd. and Trophy Hunter Investments, Ltd., is a Florida limited partnership. Each of Bay Harbour Investments, Inc. and Trophy Hunters, Inc. is a Florida corporation. Each of Bay Harbour Partners, Ltd. and Trophy Hunter Partners, Ltd. is a Bahamian corporation.

         The principal business of Bay Harbour 90-1, Ltd., Bay Harbour 98-1, Ltd., Trophy Hunter Investments, Ltd., Bay Harbour Partners, Ltd. and Trophy Hunter Partners, Ltd. is investing in securities. The principal business of Bay Harbour Investments, Inc. is serving as the general partner of Bay Harbour 90-1, Ltd. and Bay Harbour 98-1, Ltd. The principal business of Trophy Hunters, Inc. is serving as the general partner of Trophy Hunter Investments, Ltd.

         During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons (other than Teitelbaum, Bay Harbour Partners, Ltd. and Trophy Hunter Partners, Ltd. ) is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602.

         The business address for Bay Harbour Partners, Ltd. and Trophy Hunter Partners, Ltd. is c/o MeesPierson Charlotte House, Charlotte Street, Nassau, Bahamas.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended in its entirety to read as follows:

         During 1994, Bay Harbour 90-1, Ltd. purchased, for an aggregate purchase price of $493,994.50, debentures of JWP, Inc. that were converted into 58,117 shares of Emcor Common Stock pursuant to a reorganization plan approved by bankruptcy court. The source of the funds used by Bay Harbour 90-1, Ltd. to purchase the debentures of JWP, Inc. was capital invested by its limited partners.

         On March 13, 1998, Bay Harbour 90-1, Ltd. purchased in a public offering $450,000 of Emcor Group Inc. 5.75% Convertible Debentures (the "Debentures") for an aggregate purchase price of $450,047.25. The source of the funds used by Bay Harbour 90-1, Ltd. to purchase the Debentures was capital invested by its limited partners.

         On March 13, 1998, Bay Harbour 98-1, Ltd. purchased in a public offering $50,000 of the Debentures for an aggregate purchase price of $50,005.25. The source of the funds used by Bay Harbour 98-1, Ltd. to purchase the Debentures was capital invested by its limited partners.

         On March 13, 1998, Bay Harbour Partners, Inc. purchased in a public offering $500,000 of the Debentures for an aggregate purchase price of $500,052.50. The source of the funds used by Bay Harbour Partners, Ltd. to purchase the Debentures was capital invested by its limited partners.

          From March 6, 1995 through December 3, 1998, Trophy Hunter Investments, Ltd. purchased in secondary trades on the open-market 380,000 shares of Emcor Common Stock, for an aggregate purchase price of $5,250,491.03. The source of the funds used by Trophy Hunter Investments, Ltd. to purchase such shares was capital invested by its limited partners.

         From March 6, 1995 through December 3, 1998, Bay Harbour 90-1, Ltd. purchased in secondary trades on the open-market, 324,191 shares of Emcor Common Stock, for an aggregate purchase price of $4,553,365.78. The source of the funds used by Bay Harbour 90-1, Ltd. to purchase such shares was capital invested by its limited partners.

         From March 6, 1995 through December 3, 1998, Bay Harbour Partners, Ltd. purchased in secondary trades on the open-market, 346,600 shares of Emcor Common Stock, for an aggregate purchase price of $4,652,659.71. The source of the funds used by Bay Harbour Partners, Ltd. to purchase such shares was capital invested by its shareholders.

         From March 6, 1995 through December 3, 1998, Trophy Hunter Partners, Ltd. purchased in secondary trades on the open-market, 6,000 shares of Emcor Common Stock, for an aggregate purchase price of $100,435.00. The source of the funds used by Trophy Hunter Partners, Ltd. to purchase such shares was capital invested by its shareholders.

         From March 6, 1995 through December 3, 1998, Bay Harbour 98-1, Ltd. purchased in secondary trades on the open-market, 18,000 shares of Emcor Common Stock, for an aggregate purchase price of $331,956.70. The source of the funds used by Bay Harbour 98-1, Ltd. to purchase such shares was capital invested by its limited partners.

          From March 6, 1995 through December 3, 1998, Bay Harbour purchased in secondary trades on the open-market for certain of its managed accounts, 222,000 shares of Emcor Common Stock, for an aggregate purchase price of $3,520,546.44. The source of the funds used by Bay Harbour to purchase such shares was capital in investment accounts managed on a discretionary basis by Bay Harbour.

           From August 23, 1995 through December 4, 1998, 30,600 shares of Emcor Common Stock were purchased in secondary trades on the open market for an aggregate amount of $494,107.45 by Van Dyke using his personal funds.

          The Shares of Emcor Common Stock owned by the Reporting Persons are referred to herein collectively as the "Shares."


ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended in its entirety to read as follows:

          The Reporting Persons acquired the Shares and Debentures (collectively, the "Securities") because they believe such securities represent a favorable investment opportunity.

          Representatives of the Reporting Persons have spoken with Mr. Frank T. MacInnis, Chairman of the Board and Chief Executive Officer of Emcor, over the past month concerning the business of Emcor and its prospects. Such representatives communicated the Reporting Persons' belief that shareholder value would best be enhanced by seeking out a strategic buyer for Emcor's business at this time. Representatives of the Reporting Persons have also discussed this belief with other significant shareholders of Emcor.

          On December 15, 1998, Teitelbaum, on behalf of the Reporting Persons, sent a letter to Mr. MacInnis dated December 14, 1998 that references their recent discussions and sets forth their view that it is time for Emcor to actively seek out a strategic buyer for its business and that an investment banking firm should be retained by Emcor for such purpose. The letter indicates that, although the Reporting Persons believe that Emcor's management has done a good job on a day-to-day operational basis, they do not see any steps that management would take to substantially enhance shareholder value in the near to intermediate future. The letter also indicates the Reporting Persons' belief that the market is very favorable for a strategic sale at this time because (i) potential strategic acquirors have the ability to use cash or stock to effect a purchase and (ii) an acquisition of Emcor, even at a significant premium to the current trading price, would still be accretive to the earnings of many potential strategic acquirors. In addition, the letter set forth their further belief that a number of potential strategic acquirors may not be willing to make an unsolicited bid but would be interested in acquiring Emcor if properly approached, and they recommended that a reputable investment banking firm be retained to introduce the idea to an appropriate targeted group of potential acquirors.

          The letter further indicates that the Reporting Persons disagree with Mr. MacInnis' belief, as communicated to the Reporting Persons in prior discussions, that it would be better to conduct such a sale process at a later date because, in the Reporting Persons' view, it is not possible to predict whether the markets and the position of today's potential strategic buyers will be as favorable in the future.

          The letter also states that, because of their shareholdings in Emcor and experience in business and financial matters, Teitelbaum or another representative of Bay Harbour would be able to make a valuable contribution to Emcor's Board of Directors in helping to implement the strategic plan described in the letter and formally requests that Emcor consider placing Teitelbaum or another of their representatives on the slate for election as a director by Emcor's shareholders. A copy of such letter is attached as Exhibit II hereto and is incorporated herein by reference.

          By letter, dated December 15, 1998, Mr. MacInnis informed Teitelbaum that Teitelbaum's letter was briefly discussed at a meeting of Emcor's Board of Directors held on that date and that the Board will meet again at the earliest practicable date to evaluate the issues raised in such letter and will give Teitelbaum a response following that meeting. A copy of such letter is attached as Exhibit III hereto and is incorporated herein by reference. In a telephone conversation with Teitelbaum on the same date, Mr. MacInnis reiterated that Teitelbaum's letter was preliminarily discussed at the board meeting, and indicated that the Board of Directors authorized management to take such actions as may be relevant or appropriate to review issues raised by such letter. Mr. MacInnis also indicated that he would arrange the opportunity for Teitelbaum to explain the Reporting Persons' views to the Board.

          The Reporting Persons intend to review their investment in Emcor on a continuing basis. Depending on various factors, including Emcor's response to matters raised in Teitelbaum's December 14, 1998 letter to Mr. MacInnis, Emcor's business, affairs and financial position, other developments concerning Emcor, the price level of Emcor Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, the Reporting Persons may in the future take such actions with respect to their investment in Emcor as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional Securities in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Securities now owned or hereafter acquired by them to one or more purchasers.

          In the future, actions by the Reporting Persons with respect to their investment in Emcor are expected to include continuing to explore with Emcor the possibility of, or seeking to influence management of Emcor with respect to, the possible sale of Emcor and obtaining board representation. In addition, the Reporting Persons may explore with management of Emcor the possibility of, or seeking to influence management of Emcor with respect to, other mergers, business combinations, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. The Reporting Persons may in the future consider a variety of different alternatives to achieving such actions, including, without limitation, negotiated transactions, shareholder initiatives, proxy contests or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer or its securities.

          Except as set forth above, as of the date of this statement none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended in its entirety to read as follows:

          (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,363,967 Shares (including 36,576 Shares issuable upon conversion of the Debentures), constituting 13.7% of the outstanding shares of Emcor Common Stock (the percentage of shares of Emcor Common Stock beneficially owned being based upon 9,952,803 shares of Emcor Common Stock outstanding on October 28, 1998, as set forth in the Emcor's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1998). The Reporting Persons may be deemed to have direct beneficial ownership of shares of Emcor Common Stock as follows:

                                                                       Approximate
                                                     Aggregate         Percentage of
                                  Number of Shares   Principal         Outstanding Shares of
                                  of Emcor           Amount of         Emcor Common Stock
Name                              Common Stock       Debentures        Beneficially Owned
----                              ------------       ----------        ------------------
Bay Harbour 90-1, Ltd.              324,191           450,00 (1)            3.4%
Trophy Hunter Investments, Ltd.     380,000                                 3.8%
Bay Harbour Partners, Ltd.          346,600          500,000 (2)            3.7%
Bay Harbour 98-1, Ltd.              18,000            50,000 (3)             .2%
Trophy Hunter Partners, Ltd.        6,000                                    .06%
Bay Harbour                         222,000                                 2.2%
Steve Van Dyke                      30,600 (4)                              3.1%


--------------------

(1) Convertible into 16,459 Shares based upon a conversion price of $27.34 per Share.
(2) Convertible into 18,288 Shares based upon a conversion price of $27.34 per Share.
(3) Convertible into 1,829 Shares based upon a conversion price of $27.34 per Share.
(4) Includes 26,900 Shares held in a joint account with Ann Van Dyke, not a Reporting Person.

     Tower, as the majority shareholder of Bay Harbour, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Securities as to which Bay Harbour possesses direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as directors, executive officers and shareholders of Tower, may be deemed to beneficially own the Securities which Tower may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Securities for all other purposes.

     Bay Harbour has direct beneficial ownership of the Securities held in certain accounts that it manages. Each of Messrs. Teitelbaum and Van Dyke, as executive officers and directors of Bay Harbour, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Securities which Bay Harbour beneficially owns. Each of Messrs. Teitelbaum and Van Dyke hereby disclaims beneficial ownership of such Securities for all other purposes.

                  Bay Harbour Investments, Inc., as the general partner of Bay Harbour 90-1, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Bay Harbour 90-1 may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour Investments, Inc., Bay Harbour and Tower may be deemed to beneficially own Securities which Bay Harbour 90-1 may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

                  Trophy Hunters, Inc., as the general partner of Trophy Hunter Investments, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Trophy Hunters Investments, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Trophy Hunters, Inc., Bay Harbour and Tower may be deemed to beneficially own Securities which Trophy Hunter Investments, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

                  Bay Harbour, as the investment advisor of Trophy Hunter Partners, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Trophy Hunters Partners, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour and Tower may be deemed to beneficially own Securities which Trophy Hunter Partners, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

                  Bay Harbour, as the investment advisor of Bay Harbour Partners, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Bay Harbour Partners, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour and Tower may be deemed to beneficially own Securities which Bay Harbour Partners, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

                  Bay Harbour Investments, Inc., as the general partner of Bay Harbour 98-1, Ltd. may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Bay Harbour 98-1, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour Investments, Inc., may be deemed to beneficially own Securities which Bay Harbour 98-1, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

     (b) Bay Harbour has the sole power to vote or direct the vote of 222,000 shares of Emcor Common Stock held in accounts and that it manages, and the sole power to dispose or direct the disposition of all such shares of Emcor Common Stock. Tower and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour the power to vote or to direct the vote and to dispose of or to direct the disposition of such shares of Emcor Common Stock.

     Van Dyke has the sole power to vote or direct the vote of 30,600 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such shares of Emcor Common Stock. Van Dyke's wife, Ann Van Dyke (not a Reporting Person) may be deemed to share with Van Dyke the power to vote or direct the vote and to dispose of or direct the disposition of 26,900 of such shares of Emcor Common Stock.

Bay Harbor 90-1, Ltd. has the sole power to vote or direct the vote of 324,191 Shares and, after conversion of the Debentures, an additional 16,459 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour, Bay Harbour Investments, Inc. and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbor 90-1, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

Bay Harbour 98-1, Ltd. has the sole power to vote or direct the vote of 18,000 Shares and, after conversion of the Debentures, an additional 1,829 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour, Bay Harbour Investments, Inc. and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour 98-1, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

Bay Harbour Partners, Ltd. has the sole power to vote or direct the vote of 346,600 Shares and, after conversion of the Debentures, an additional 18,288 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour Partners, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

Trophy Hunter Investments, Ltd. has the sole power to vote or direct the vote of 380,000 Shares and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour, Trophy Hunters, Inc. and Messrs. Van Dyke and Teitelbaum may be deemed to share with Trophy Hunter Investments, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

Trophy Hunter Partners, Ltd. has the sole power to vote or direct the vote of 6,000 Shares and the sole power to dispose or direct the disposition of such Securities. Tower and Messrs. Van Dyke and Teitelbaum may be deemed to share with Trophy Hunter Partners, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

     (c) Information concerning transactions in the shares of Emcor Common Stock by the Reporting Persons is set forth in Exhibit IV attached hereto, which is incorporated herein by reference.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities, except the dividends from, or proceeds from the sale of shares of Emcor Common Stock, and interest on or proceeds from the sale of Debentures in each respective account managed by Bay Harbour and the investment partnerships for which Bay Harbour acts as an investment advisor will be delivered into each such respective account or to such investment partnership, as the case may be. No such individual account, investment partnership or limited partner thereof has an interest in shares of Emcor Common Stock reported in this Schedule 13D representing more than five percent of the class of outstanding shares of Emcor Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: the respective partnership agreements of Bay Harbour 90-1, Ltd. Bay Harbour 98-1, Ltd., Trophy Hunter Investments, Ltd. each contains provisions whereby its general partner (i.e., Bay Harbour Investments, Inc. in the case of Bay Harbour 90-1, Ltd. and Bay Harbour 98-1, Ltd., and Trophy Hunters, Inc. in the case of Trophy Hunter Investments, Ltd.) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Bay Harbour Partners, Ltd. and Trophy Hunter Partners, Ltd. provide that Bay Harbour, as investment advisor, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Bay Harbour Partners, Ltd. or Trophy Hunter Partners, Ltd. investments, respectively. Bay Harbour also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended in its entirety to read as follows:


          EXHIBIT II Letter, dated December 14, 1998, from Teitelbaum to Frank
T. MacInnis.

          EXHIBIT III Letter, dated December 15, 1998, from Frank T. MacInnis to Teitelbaum.

          EXHIBIT IV Information concerning transactions in shares of Emcor Common Stock effected by the Reporting Persons.

          EXHIBIT V Joint Filing Agreement, dated December 17, 1998, by and among the Reporting Persons.

                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1998



                              BAY HARBOUR MANAGEMENT, L.C.

                              By: /s/ Steven A. Van Dyke
                                 ------------------------------
                                 Name:  Steven A. Van Dyke
                                 Title: President



                               TOWER INVESTMENT GROUP, INC.

                               By: /s/ Steven A. Van Dyke
                                  -----------------------------
                                 Name:  Steven A. Van Dyke
                                 Title: President


                                /s/ Steven A.Van Dyke
                               --------------------------------
                                 STEVEN A. VAN DYKE


                                /s/ Douglas P. Teitelbaum
                               --------------------------------
                                 DOUGLAS P. TEITELBAUM


                               BAY HARBOUR 90-1, LTD.

                              By:  /s/ Steven A.Van Dyke
                               --------------------------------
                               Name:     Steven A. Van Dyke
                               Title:    Authorized Signatory


                             BAY HARBOUR 98-1, LTD.

                             By:  /s/ Steven A.Van Dyke
                               --------------------------------
                             Name:     Steven A. Van Dyke
                             Title:    Authorized Signatory

                             TROPHY HUNTER INVESTMENTS, LTD.

                             By:  /s/ Steven A.Van Dyke
                                  --------------------------------
                             Name:     Steven A. Van Dyke
                             Title:    Authorized Signatory


                             BAY HARBOUR INVESTMENTS, INC.

                             By:  /s/ Steven A.Van Dyke
                                  --------------------------------
                             Name:     Steven A. Van Dyke
                             Title:    Authorized Signatory


                             TROPHY HUNTERS, INC.

                             By:  /s/ Steven A.Van Dyke
                                  --------------------------------
                             Name:     Steven A. Van Dyke
                             Title:    Authorized Signatory


                             BAY HARBOR PARTNERS, LTD.

                             By:  /s/ Steven A.Van Dyke
                                  --------------------------------
                             Name:     Steven A. Van Dyke
                             Title:    Authorized Signatory


                             TROPHY HUNTER PARTNERS, LTD.

                             By:  /s/ Steven A.Van Dyke
                                  --------------------------------
                             Name:     Steven A. Van Dyke
                             Title:    Authorized Signatory

                                  Exhibit Index
                                  -------------



EXHIBIT II     Letter, dated December 14, 1998, from Teitelbaum to Frank T.
               MacInnis.

EXHIBIT III    Letter, dated December 15, 1998, from Frank T. MacInnis to
               Teitelbaum.

EXHIBIT IV     Information concerning transactions in shares of Emcor Common
               Stock.

EXHIBIT V Joint Filing Agreement, dated December 17, 1998, by and among the Reporting Persons.